UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 14, 2024

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, Digital World Acquisition Corp., a Delaware corporation (“Digital World” or the “Company”), a direct and wholly owned subsidiary of Digital World (“Merger Sub”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), entered into an Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub will merge with and into TMTG (the “Business Combination”) with TMTG surviving as a wholly owned subsidiary of Digital World. Upon the consummation of the Business Combination, Digital World will change its name to “Trump Media & Technology Group Corp.”

Also, as previously disclosed by Digital World, on March 5, 2024, in connection with the lawsuit captioned ARC Global Investments II, LLC v. Digital World Acquisition Corp., Eric Swider, Frank J. Andrews, Edward J. Preble and Jeffery A. Smith (the “Delaware Lawsuit”), the Court of Chancery of the State of Delaware (the “Chancery Court”) denied ARC Global Investments II, LLC’s (“ARC”), Digital World’s sponsor, request to delay the vote on the Business Combination to judicially determine the disputed conversion ratio of shares of Class B common stock to shares of Class A common stock in connection with the Business Combination and the special meeting of stockholders to vote on the Business Combination is expected to proceed as currently scheduled on March 22, 2024. In addition, the Chancery Court requested that the parties stipulate to the establishment of an escrow account into which disputed shares would be deposited following the Business Combination and held pending the conclusion of the Delaware Lawsuit.

In connection with the Delaware Lawsuit, the Company informs its shareholders that it intends to apply a conversion ratio to all shares of Class B common stock such that ARC and the other Class B shareholders (the “Non-ARC Class B Shareholders”) would receive the same number of shares of common stock in the post-Business Combination company per Class B share. As such, upon the closing of the Business Combination and pending the Chancery Court’s ruling in, or a resolution by the parties of, the Delaware Lawsuit, the Company intends to issue into a separate escrow account shares of common stock in the post-Business Combination company to satisfy an increase in the conversion ratio with respect to the shares of Class B common stock previously held by the Non-ARC Class B Shareholders. As such, the shares to be deposited in escrow for the benefit of the Non-ARC Class B Shareholders will reflect the difference between the actual conversion ratio, determined by the Company’s board of directors upon closing of the Business Combination, and a conversion ratio of 2.00.

The Company further advises its shareholders of Class B common stock that a vote in favor of the Business Combination by a Non-ARC Class B Shareholder will have no effect on such shareholder’s right to the additional shares of common stock from the escrow account in the event an increase in the conversion ratio results from the Delaware Lawsuit.

Additional Information and Where to Find It

Digital World has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which has been declared effective as of February 14, 2024 and the definitive proxy statement/prospectus (the “Proxy Statement”) in connection with the Business Combination pursuant to the Merger Agreement, by and between the Company, Merger Sub, and TMTG, pursuant to which, among other transactions, Merger Sub will merge with and into TMTG. The Proxy Statement will be mailed to stockholders of Digital World as of the record date for voting on the Business Combination. Securityholders of Digital World and other interested persons are advised to read the Registration Statement, the Proxy Statement in connection with Digital World’s solicitation of proxies for the special meeting to be held to approve the Business Combination, and any related supplements because these documents contain important information about Digital World, TMTG and the Business Combination. Digital World’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the Proxy Statement and any related supplements, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests of Digital World’s directors and officers in the Business Combination in Digital World’s filings with the SEC, including in the Proxy Statement and any related supplements, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in Digital World other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This 8-K may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner, by Digital World’s Business Combination deadline or at all, which may adversely affect the price of Digital World’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of Digital World, (iii) the risk that certain ongoing or new disputes and disagreements with the sponsor or related to certain TMTG stockholders may be not resolved and delay or ultimately prevent the consummation of the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of Digital World, (x) the outcome of any legal proceedings that may be instituted against TMTG or against Digital World related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to any future financing, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) Digital World’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that Digital World or TMTG may elect not to proceed with the Business Combination, and (xx) those factors discussed in Digital World’s filings with the SEC, including in the Registration Statement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement, the Proxy Statement and any related supplements, and in Digital World’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 and January 9, 2024 (the “2022 Annual Report”) and in other reports Digital World files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Digital World (or to third parties making the forward-looking statements). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Digital World nor TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: March 14, 2024	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer